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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings

                                                             Twelve Months Ended
                                                              February 28, 1995
                                                           (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

  Fixed charges, as defined:
    Interest on long-term debt                                  $ 37,766
    Amortization of debt premium, discount and expense               517
    Other interest                                                 4,058
    Estimated interest factor of rental charges                    1,184
                Total fixed charges                             $ 43,525

  Earnings as defined:
    Net earnings per statement of earnings                      $ 98,597
    Fixed charges as shown                                        43,525
    Income taxes:
      Federal-current                                             40,569
      Federal-deferred                                            13,857
      State                                                        1,768
    Investment tax credits                                          (250)
    Earnings available for fixed charges                        $198,066
  Ratio of earnings to fixed charges                                4.55

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

  Total fixed charges, as shown above                           $ 43,525
  Preferred dividend requirements*                                 7,596
                Total fixed charges and preferred dividend
                  requirements combined                         $ 51,121

  Earnings available for fixed charges and preferred dividend
    requirements combined                                       $198,066

  Ratio of earnings to fixed charges and preferred dividend
    requirements combined                                           3.87

    *Preferred dividend requirements:
       Annual preferred dividend requirement                    $  4,878
       Less amount deductible for income tax purposes                 84
         Net requirement [A]                                    $  4,794
       1 / (100% - effective tax rate) [B]                         1.567
       Effective tax rate                                          36.2%
       [A] x [B]                                                $  7,512
       Add amount deductible for income tax purposes                  84
       Preferred dividend requirements                          $  7,596
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